EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos.,33-57849, 333-88535, 333-58772, 333-103163, 333-122559, 333-132888, and 333-157416 on Form S-8, and Registration Statement No. 333-167435 on Form S-3 of our report dated August 18, 2010 relating to the consolidated financial statements and financial statement schedule of Maxim Integrated Products, Inc. and its subsidiaries (collectively the "Company"), and our report dated August 18, 2010 relating to the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended June 26, 2010.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

August 18, 2010